Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202

July 26, 2016

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hatteras Alternative Mutual Funds Trust (the “Trust”) Hatteras Disciplined Opportunity Fund (the “Fund”) File Nos. 333-86348 and 811-21079

Dear Ms. Fettig:

Below please find the comments that the Trust received from you on July 6, 2016 with respect to the review of the annual report (the “Report”) and other filings for the Fund, a series of the Trust, for the fiscal year ended December 31, 2015. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Report.

In connection with this correspondence, the Trust acknowledges that:

•	in connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

•	the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•	neither the Trust nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Comment 1.	Please update the EDGAR series and class information to reflect the liquidation of the Fund’s Class A shares in December 2015.

Response:	Class A shares of the Fund are not currently available for purchase; however, such shares continue to be registered under the Investment Company Act of 1940 (the “1940 Act”) and Securities Act of 1933 as part of the Trust’s current registration statement on Form N-1A. Because such shares continue to be included in an effective registration statement and may be offered for sale in the future, the Trust believes that the Fund’s Class A should continue to be marked as an “active” class on EDGAR.

Comment 2.	In future filings, please update disclosures regarding the exclusions from the Fund’s expense limit to ensure consistency. See e.g., note 5 to the “Growth of $1,000,000” chart, note 4 to the financial statements, Prospectus dated April 29, 2016.

Response:	The requested changes will be reflected in future filings.

Comment 3.	Note 3 to the financial statements states that FLEX Options may be illiquid. Please confirm the percentage of the Fund’s net assets invested in FLEX Options as of December 31, 2015. Please also explain whether the Trust’s Board of Trustees has determined that such FLEX Options are liquid and describe the process used by the Board to make such liquidity determination(s).

Response:	The Trust confirms that 100% of the Fund’s net assets were invested in FLEX Options as of December 31, 2015, and the S&P 500 Composite Stock Price Index (the “S&P 500”) was the underlying reference asset for all such FLEX Options. The Trust’s Board of Trustees has adopted “Liquidity Procedures” that delegate day-to-day liquidity determinations to the Fund’s Advisor and Sub-Advisor in compliance with such procedures. The procedures generally deem a security liquid if it can be disposed of within seven days at approximately the amount at which the security is valued by the Fund. The Fund’s Advisor and Sub-Advisor monitor all relevant factors concerning the trading markets for securities held by the Fund to ensure that determinations of liquidity continue to be appropriate. In addition to the Advisor’s and Sub-Advisor’s monitoring of the liquidity of the Fund’s FLEX Options, the Trust’s Valuation Committee also considers liquidity of FLEX Options, as necessary. As of December 31, 2015, all of the Fund’s FLEX Options were deemed liquid in accordance with the Trust’s Liquidity Procedures.

Comment 4.	Note 1 to the financial statements discusses the reorganization of the Fund. Please confirm whether the Trust considered items 8.52 or 8.53 or Appendix E of the AICPA Audit & Accounting Guide for Investment Companies (the “AICPA Guide”) regarding related disclosures.

Response:	The Trust believes that the additional disclosures discussed by the above-referenced sections of the AICPA Guide would not be relevant or useful to investors because the Fund’s reorganization was a “shell reorganization,” whereby the acquiring fund had not commenced operations prior to the reorganization. The additional disclosures discussed by the above-referenced sections of the AICPA Guide pertain primarily to a merger of two existing and operational investment companies, but would likely cause confusion for investors in the context of a shell reorganization.

Comment 5.	Note 3 to the financial statements lists Total Return Swaps and Forwards as derivatives used by the Fund (in addition to options). Please confirm whether the Fund will use such derivatives, and if so, add appropriate disclosure to the Prospectus.

Response:	The Trust confirms that Total Return Swaps and Forwards are not part of the Fund’s investment strategies, and references to the derivatives used by the Fund will be updated in future filings accordingly.

Comment 6.	In future filings, please revise the description of the Adviser’s ability to recoup waived fees or reimbursed expenses in Note 4 to the financial statements to be consistent with the description in the Prospectus.

Response:	The requested change will be reflected in future filings.

Comment 7.	Note 8 to the financial statements discusses the Fund’s credit facility. In accordance with Regulation S-X Rule 6-04.13(b), please disclose any commitment fees related to the credit facility in future filings.

Response:	The requested change will be reflected in future filings.

Comment 8.	On page 25, the introduction to the Expense Example refers to “transaction costs.” Please consider modifying such language in future filings to reflect that the Fund’s remaining share class does not charge any sales loads.

Response:	The requested change will be reflected in future filings.

Comment 9.	The second paragraph of the Expense Example refers to “extraordinary expenses as determined under U.S. generally accepted accounting principles.” Please note that the concept of extraordinary items was eliminated from GAAP in FASB’s Accounting Standards Update 2015-01. Consequently, please revise such reference in future filings accordingly.

Response:	The requested change will be reflected in future filings.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb, Esq.
Secretary